Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth information regarding our ratio of earnings to fixed charges for the periods shown.

	Year ended December 31,
	2014	2013	2012	2011	2010
	(in thousands)
Earnings:
Income (loss) from continuing operations before taxes	$127,965	$(237,454)	$99,629	$54,272	$85,871
Fixed charges	42,200	23,189	27,582	24,306	28,831
Amortization of capitalized interest	52,747	36,671	30,292	23,290	27,792
Capitalized interest	(38,975)	(19,081)	(22,059)	(21,520)	(25,836)

Income as adjusted	$183,937	$(196,675)	$135,444	$80,348	$116,658

Fixed charges:
Interest expensed and capitalized	41,706	22,674	27,038	23,736	28,219
Portion of rents representative of interest factor	494	515	544	570	612

Fixed charges	$42,200	$23,189	$27,582	$24,306	$28,831

Ratio of earnings to fixed charges	4.4	— (a)	4.9	3.3	4.0

(a)	For the year ended December 31, 2013, earnings were insufficient to cover fixed charges for such year by approximately $219.9 million. This was primarily due to $343.3 million of impairment and related charges for Coyote Springs, a large master planned community north of Las Vegas, Nevada. Under the terms of the Transaction Agreement, certain assets and liabilities of WRECO and its subsidiaries were excluded from the transaction and retained by Weyerhaeuser, including assets and liabilities relating to Coyote Springs.